July 14, 2008

VIA ELECTRONIC TRANSMISSION

Mr. Mark P. Shuman

Branch Chief - Legal

U.S. Securities and Exchange Commission

Washington, D.C. 20549

RE:	EMC Corporation
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed February 29, 2008
File No. 001-09853

Dear Mr. Shuman:

In connection with your letter dated June 27, 2008 to Joseph M. Tucci, Chairman, President and Chief Executive Officer of EMC Corporation (“EMC” or the “Company”), we are providing the following responses to the comments made by staff members (the “Staff”) of the Securities and Exchange Commission (the “Commission”). To assist you in your review, we have included the heading and comments from that letter in italics below followed by the Company’s responses in regular typeface.

Form 10-K for the Fiscal Year Ended December 31, 2007

Item 1A. Risk Factors, page 9

1.	We note your disclosure on page 10 that you have experienced some delivery delays in receiving components and products due in part to the “inability of some vendors to consistently meet [y]our quality or delivery requirements.” In a response letter, please explain the nature of the delivery delays and the quality control issues that you have experienced. Explain in reasonable detail the effect of these factors on the operations or results of the company during the past three years, if any.

Response:

The Company notes that, as a company with a large number of products, many of which are composed of numerous components, it from time to time experiences delivery delays or quality control issues. The Company has, for example, experienced delivery delays for certain components, consisting of the failure of one or more of the Company’s vendors to provide components in sufficient quantities to meet the Company’s requirements. Additionally, the Company has experienced quality control issues with certain component parts which it purchased from vendors wherein parts were delivered which did not meet the Company’s quality standards. During the past three years, the operational impact of such delivery delays and quality control issues has been short-term in nature, negatively impacting our manufacturing schedule within the quarter. Such impact has not had a material effect on the financial results of the Company during the past three years.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 21

2.	On page 23, you refer to a distributor which represented 23%, 29% and 30% of revenue in 2007, 2006 and 2005, respectively. Two other entities accounted for 12% and 11% of revenues in 2007. In accordance with Item 101(c)(vii) of Regulation S-K, please identify the customers whose sales equal 10 percent or more of the company’s consolidated revenue, or explain to us why you do not believe those customers are not required to be identified. We note further that on pages 13 and 99, you identify Dell as the distributor who accounted for 14.3% of your revenues in 2007. Please clarify the apparent inconsistency between the percentage revenues from principal customers, as described on page 23, and the amount attributed to Dell on pages 13 and 99. The textual description of your business should also summarize the material terms of any contractual relationship that principal distributors have with EMC Corporation.

Response:

The Company notes that the disclosure to which the Staff refers on page 23 relates solely to its VMware Virtual Infrastructure segment and not to the Company on a consolidated basis. On a consolidated basis, this distributor accounted for less than 10% of the Company’s revenues for each of 2007, 2006 and 2005. The Company further notes that the disclosure regarding Dell does relate to the Company on a consolidated basis and that it does not consider its agreements with Dell to be material because they are made in the ordinary course of business and the Company’s business is not substantially dependent on them.

Exhibits

3.	We note that you disclosed in your Risk Factor section and in the Business section on page 6 that the company purchases components and products from one or a limited number of qualified suppliers, including some of your competitors. Please provide us with an analysis as to why you have determined that your agreements, if any, with these companies do not need to be filed pursuant to Item 601(b)(10) of Regulation S-K. In particular, please address why you believe you are not substantially dependent upon any such supplier.

Response:

Pursuant to Item 601(b)(10) of Regulation S-K, if the contract is of a sort that ordinarily accompanies the kind of business conducted by the Company, it is deemed to be ordinary course and need not be filed unless, under subsection (ii)(B), it is a “contract upon which the registrant’s business is substantially dependent.”

The Company believes that the agreements that it has with its suppliers are ordinary course of business relationships for the Company. The Company also believes that it is not substantially dependent on any of such agreements because the Company would be able to procure similar goods from other suppliers.

4.	We note that you entered into an employment agreement with Joseph M. Tucci, the Chairman, President and Chief Executive Officer of the company in November 2007. Item 601(b)(10)(iii) of Regulation S-K requires companies to file compensatory contracts with any named executive officer. Please file Mr. Tucci’s employment agreement and identify it in the exhibit index, or provide a detailed explanation of why such disclosure is not necessary.

Response:

The Company notes that it has previously filed its employment arrangement with Mr. Tucci as Exhibit 99.1 to its Current Report on Form 8-K filed on November 30, 2007 and that the omission of a reference to the arrangement in the exhibit index to the Form 10-K was inadvertent. The Company will include a reference to its employment arrangement with Mr. Tucci in the exhibit index on its upcoming Quarterly Report on Form 10-Q for the quarter ended June 30 and, to the extent required, in the exhibit index in future Annual Reports on Form 10-K.

Definitive Proxy Statement on Schedule 14A filed April 10, 2008

Item 10. Directors, Executive Officers and Corporate Governance

5.	The chart on page 11 relating to the independence of Board members and their relationships with the company does not list John R. Egan, who has been a Director of EMC Corporation since May 1992. Please provide an explanation why Mr. Egan was omitted from the chart. See Items 401(d) and 407(a) of Regulation S-K.

Response:

The Company notes that as disclosed in the second paragraph on page 11 of its Definitive Proxy Statement on Schedule 14A filed with the Commission on April 10, 2008 (the “Proxy Statement”), the Board of Directors affirmatively determined that nine members of the current Board “have no direct or indirect material relationship with EMC, and therefore are independent under our Categorical Standards and the NYSE listing standards.” Note that Mr. Egan was not identified as an independent Director. In accordance with Item 407(a) of Regulation S-K, the chart presented on page 11 of the Proxy Statement then describes the “categories or types of transactions, relationships or arrangements considered by the Board” for each Director that was identified as independent. Since Mr. Egan was not identified as an independent Director, he was not included in the chart. The Company notes that any family relationships between Directors are set forth on page 66 of the Proxy Statement.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions on the above, please do not hesitate to contact me at (508) 293-7254.

Sincerely,

/s/ Susan I. Permut
Susan I. Permut Senior Vice President and
Deputy General Counsel